UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 5, 2012

Commission File Number: 001-32945

WNS (Holdings) Limited

(Translation of registrant’s name into English)

Jersey, Channel Islands

(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-6797-6100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

WNS (Holdings) Limited is incorporating by reference the information set forth in this Form 6-K into its registration statements on Form S-8 (File No. 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849) and Form F-3 (File No. 333-177250).

In this report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$” or “US dollars” are to the legal currency of the US and references to “ ” or “rupees” are to the legal currency of India. References to “£” are to the legal currency of the UK.

Other Events

In March 2012, our Indian subsidiary, WNS Global Services Private Limited, obtained two new three-year term loan facilities consisting of a 510.0 million ($10.0 million based on the exchange rate as at March 31, 2012) Rupee-denominated loan and a $7.0 million US dollar-denominated loan, and our UK subsidiary, WNS Global Services (UK) Limited, obtained a new three-year term loan for £6.1 million ($9.8 million based on the exchange rate as at March 31, 2012), rolled over its £9.9 million ($15.8 million based on the exchange rate as at March 31, 2012) two-year term loan (which was originally scheduled to mature in July 2012) for another three-year term, and renewed its £9.9 million ($15.8 million based on the exchange rate as at March 31, 2012) working capital facility (which was originally scheduled to mature in July 2012) until March 2013. As at March 31, 2012, we have drawn down fully on the 510.0 million and £6.1 million loan facilities and the other new loan facility for $7.0 million remains undrawn.

These facilities have improved our debt profile by moving a substantial portion of the loans falling due for repayment within one year to an average maturity of over two and a half years. Further, we have negotiated favorable interest rates and covenant terms for these facilities.

Our total debt position has come down from $106.3 million as at December 31, 2011 to approximately $87.0 million as at March 31, 2012. In addition, the unused lines of credit that can be drawn upon should there be a need stands at approximately $42.0 million as at March 31, 2012.

The above debt profile provides us with greater flexibility to meet our liquidity requirements, in particular, to meet expected operational expenses and service financial obligations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Date: April 5, 2012

WNS (HOLDINGS) LIMITED

By:	/s/ Alok Misra
Name:	Alok Misra
Title:	Group Chief Financial Officer